UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2015

Park Place Energy Corp.

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-51712	71-0971567
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Ross Ave., Suite 4500E Dallas, TX USA	75201
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 220-4340

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On July 31, 2015, the Company issued a press release (i) announcing its intention to undergo a corporate restructuring that will include the creation of a new Delaware parent holding company called Park Place Energy Inc., and (ii) describing the current status of its Bulgarian license. For the restructuring, the Company has created a new Delaware corporation, Park Place Energy Inc. (“PPE Inc.”), as a wholly owned subsidiary of the Company, and a new Nevada corporation that is a wholly owned subsidiary of PPE Inc. Upon stockholder approval, the Nevada subsidiary of PPE Inc. will be merged with the Company so that the Company will become the wholly-owned subsidiary of PPE Inc., and PPE Inc. will become the publicly traded parent holding company. As a result of the restructuring, the Company’s outstanding shares of common stock will automatically be exchanged for the same number of shares of common stock of PPE Inc. The restructuring is conditioned upon, among other things, receiving stockholder approval at a special meeting. Accordingly, PPE Inc. has filed a Registration Statement on Form S-4 (File No. 333-205771) and the Company will also file a Proxy Statement/Prospectus. Upon SEC approval of this Proxy Statement/Prospectus, it will be mailed to stockholders and a special meeting date will be set. At this time, the Company expects the special meeting to be held in September 2015.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1*	Park Place Energy Corp. Press Release, dated July 31, 2015

*	Included herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK PLACE ENERGY CORP.

Dated: July 31, 2015	By:	/s/ Francis M. Munchinski
Name: Francis M. Munchinski
Title: Secretary and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Park Place Energy Corp. Press Release, dated July 31, 2015